UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Farshid Tafazzoli
798 N.W. 6th Drive
Boca Raton, Florida 33486
(561) 391-9805

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 30, 2002

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89267P 10 5	Page 2 of 19

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Tafazzoli Family Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization Florida

	Number of	(7)	Sole Voting Power 859,733
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 859,733
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 859,733

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 1.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 89267P 10 5	Page 3 of 19

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Farshid Tafazzoli

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization USA

	Number of	(7)	Sole Voting Power 875,733
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 875,733
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 875,733

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 2.0%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 89267P 10 5	Page 4 of 19

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons zum Tobel Family Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization Florida

	Number of	(7)	Sole Voting Power -0-
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power -0-
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 89267P 10 5	Page 5 of 19

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons E. Steven zum Tobel

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization USA

	Number of	(7)	Sole Voting Power -0-
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power -0-
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 89267P 10 5	Page 6 of 19

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Derek J. Hernquist

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization USA

	Number of	(7)	Sole Voting Power 232,918
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 232,918
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 232,918

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 7 of 19

Item 1.      Security and Issuer.

Title of Securities:	Common Stock, $.01 par value (“Common Stock”)

Name and Address of Issuer:	TradeStation Group, Inc. (“Issuer”)
8700 West Flagler Street
Miami, FL 33174

Item 2.      Identity and Background.

Information with respect to Tafazzoli Family Limited Partnership:

Name:	Tafazzoli Family Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	798 N.W. 6th Drive Boca Raton, Florida 33486

Criminal Proceedings:	None. See information herein with respect to Farshid Tafazzoli, the sole shareholder, director and president of the corporation which is the general partner of Tafazzoli Family Limited Partnership.

Civil Proceedings:	None. See information herein with respect to Farshid Tafazzoli, the sole shareholder, director and president of the corporation which is the general partner of Tafazzoli Family Limited Partnership.

State of Organization:	Florida

Information with respect to Farshid Tafazzoli:

Name:	Farshid Tafazzoli

Residence Address:	798 N.W. 6th Drive
Boca Raton, Florida 33486

Principal Occupation:	Registered securities trader

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 8 of 19

Information with respect to zum Tobel Family Limited Partnership:

Name:	zum Tobel Family Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	1560 S.W. 8th Avenue Boca Raton, Florida 33486

Criminal Proceedings:	None. See information herein with respect to E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum Tobel Family Limited Partnership.

Civil Proceedings:	None. See information herein with respect to E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum Tobel Family Limited Partnership.

State of Organization:	Florida

Information with respect to E. Steven zum Tobel:

Name:	E. Steven zum Tobel

Residence Address:	1560 S.W. 8th Avenue
Boca Raton, Florida 33486

Principal Occupation:	President of STC Securities Corp. (a provider of securities brokerage services), 225 N.W. Mizner Boulevard, Boca Raton, Florida 33432.

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

Information with respect to Derek J. Hernquist:

Name:	Derek J. Hernquist

Residence Address:	330 Ocean Boulevard, # 213
Deerfield Beach, Florida 33441

Principal Occupation:	Investor

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 9 of 19

Item 3.      Source and Amount of Funds or Other Consideration.

     On December 29, 2000, the merger and combination of Omega Research, Inc. (now known as TradeStation Technologies, Inc.), a Florida corporation, and onlinetradinginc.com corp. (now known as TradeStation Securities, Inc.), a Florida corporation (the “Merger”), was completed pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 19, 2000, by and among TradeStation Group, Inc. (the “Issuer”), Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp. and Onlinetrading Acquisition Corporation, as amended (the “Merger Agreement”). As part of the Merger, onlinetradinginc.com corp. became a wholly-owned subsidiary of the Issuer and each outstanding share of onlinetradinginc.com corp. common stock, par value $.01, was automatically converted into 1.7172 shares of TradeStation Group, Inc. common stock, par value $.01 (“Common Stock”).

     As a result of the Merger, (i) the 2,725,926 shares of onlinetradinginc.com corp. common stock owned by Tafazzoli Family Limited Partnership were converted into 4,680,960 shares of Common Stock, (ii) the 444, 444 shares of onlinetradinginc.com corp. common stock owned by zum Tobel Family Limited Partnership were converted into 763,199 shares of Common Stock and (iii) the 266,666 shares of onlinetradinginc.com corp. common stock owned by Derek J. Hernquist were converted into 457,918 shares of Common Stock. Since the effective date of the Merger through May 8, 2002, (a) Tafazzoli Family Limited Partnership has sold 3,805,227 shares of Common Stock and transferred by gift 16,000 shares of Common Stock to the daughter of Farshid Tafazzoli, (b) zum Tobel Family Limited Partnership has sold all of its shares of Common Stock and (c) Derek J. Hernquist has sold 200,000 shares of Common Stock and transferred by gift 75,000 shares of Common Stock to his private foundation, which has sold 25,000 of those shares of Common Stock. All sales of shares of Common Stock by Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist and his private foundation were made pursuant to Rule 145 of the Securities Act of 1933, as amended.

     In conjunction with the Merger, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist entered into a Voting Trust Agreement dated as of January 19, 2000 (the “Voting Trust Agreement”) by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict

CUSIP No. 89267P 10 5	Page 10 of 19

S. Gambino and Marc J. Stone, as voting trustee. Pursuant to the Voting Trust Agreement, all of the shares owned by the parties to the Voting Trust Agreement were required to be deposited into a voting trust. Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist had the right to direct the trustee of the voting trust how to vote their respective shares, except that with respect to the election of directors Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist, acting together and in conjunction with Andrew A. Allen, Andrew A. Allen Family Limited Partnership and Benedict S. Gambino, had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that three of the total of eight directors constituting the board of directors of the Issuer were designated by them. The other shareholders who were a party to the Voting Trust Agreement collectively had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that the remaining five directors of the Issuer were designated by those shareholders. On April 30, 2002, the Voting Trust Agreement was terminated pursuant to a Termination Agreement entered into by shareholders holding more than 67% of the shares of Common Stock then subject to the Voting Trust Agreement. A copy of such Termination Agreement is filed herewith as Exhibit 3.

     On May 1, 2002, Tafazzoli Family Limited Partnership sold an aggregate amount of 3,000,000 shares of Common Stock to RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership for $4,200,000 pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership. Each of RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership purchased 1,500,000 shares. RLCF-I 1997 Limited Partnership is a Texas limited partnership controlled by Ralph L. Cruz, Co-Chief Executive Officer of the Issuer, who after this sale beneficially owned 24.2% of the Common Stock of the Issuer. WRCF-I 1997 Limited Partnership is a Texas limited partnership controlled by William R. Cruz, Co-Chief Executive Officer of the Issuer, who after this sale and subsequent open market purchases through May 8, 2002 beneficially owned 24.5% of the Common Stock of the Issuer. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 4.

     On May 3, 2002, zum Tobel Family Limited Partnership sold 133,942 shares of Common Stock to Charles F. Wright, a director of the Issuer, for $194,215.90 pursuant to the terms of a Stock Purchase Agreement dated as of May 3, 2002 by and between zum Tobel Family Limited Partnership and Charles F. Wright. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 5. The information included in Item 6 hereinbelow is incorporated by reference in this Item 3.

CUSIP No. 89267P 10 5	Page 11 of 19

Item 4.      Purpose of Transaction.

     The shares were acquired as a result of the conversion of each outstanding share of onlinetradinginc.com corp. common stock into 1.7172 shares of Common Stock pursuant to the Merger. As a result of the termination of the Voting Trust Agreement, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist no longer have the power, by acting in conjunction with Andrew A. Allen, Andrew A. Allen Family Limited Partnership and Benedict S. Gambino, to direct the vote of the shares that were subject to the Voting Trust Agreement such that they are able to designate three of the eight members of the board of directors of the Issuer. As a result, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist are no longer members of a group within the meaning of Section 13(d)(3) of the Act. See Item 3 above.

     On May 1, 2002, Tafazzoli Family Limited Partnership sold an aggregate amount of 3,000,000 shares of Common Stock to RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership for $4,200,000 pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership.

     On May 3, 2002, zum Tobel Family Limited Partnership sold 133,942 shares of Common Stock to Charles F. Wright for $194,215.90 pursuant to the terms of a Stock Purchase Agreement dated as of May 3, 2002 by and between zum Tobel Family Limited Partnership and Charles F. Wright.

Item 5.      Interest in Securities of the Issuer.

Information with respect to Tafazzoli Family Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Tafazzoli Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Tafazzoli Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002:

            (i)       On February 4, 2002, the limited partnership sold 4,900 shares of Common Stock on the open market for $1.50 per share;

CUSIP No. 89267P 10 5	Page 12 of 19

             (ii)       On February 4, 2002, the limited partnership sold 1,600 shares of Common Stock on the open market for $1.51 per share;

             (iii)      On February 4, 2002, the limited partnership sold 5,000 shares of Common Stock on the open market for $1.52 per share;

             (iv)      On February 6, 2002, the limited partnership sold 14,449 shares of Common Stock on the open market for $1.50 per share;

             (v)       On February 7, 2002, the limited partnership sold 6,100 shares of Common Stock on the open market for $1.50 per share;

             (vi)      On February 8, 2002, the limited partnership sold 800 shares of Common Stock on the open market for $1.50 per share;

             (vii)     On February 11, 2002, the limited partnership sold 1,800 shares of Common Stock on the open market for $1.50 per share;

             (viii)    On February 12, 2002, the limited partnership sold 20,000 shares of Common Stock on the open market for $1.46 per share;

             (ix)      On February 13, 2002, the limited partnership sold 300 shares of Common Stock on the open market for $1.46 per share;

             (x)       On February 15, 2002, the limited partnership sold 100 shares of Common Stock on the open market for $1.46 per share;

             (xi)      On March 4, 2002, the limited partnership distributed 16,000 shares of Common Stock to Farshid Tafazzoli;

             (xii)     On March 6, 2002, the limited partnership sold 7,000 shares of Common Stock on the open market for $1.25 per share;

             (xiii)    On March 6, 2002, the limited partnership sold 8,922 shares of Common Stock on the open market for $1.28 per share;

             (xiv)    On March 6, 2002, the limited partnership sold 3,100 shares of Common Stock on the open market for $1.29 per share;

             (xv)     On March 6, 2002, the limited partnership sold 4,000 shares of Common Stock on the open market for $1.30 per share;

             (xvi)    On March 6, 2002, the limited partnership sold 5,800 shares of Common Stock on the open market for $1.31 per share;

             (xvii)   On March 6, 2002, the limited partnership sold 6,000 shares of Common Stock on the open market for $1.35 per share;

CUSIP No. 89267P 10 5	Page 13 of 19

             (xviii)  On March 6, 2002, the limited partnership sold 5,100 shares of Common Stock on the open market for $1.38 per share;

             (xix)     On April 15, 2002, the limited partnership sold 66,900 shares of Common Stock on the open market for $1.45 per share;

             (xx)      On April 16, 2002, the limited partnership sold 70,450 shares of Common Stock on the open market for $1.45 per share;

             (xxi)     On April 16, 2002, the limited partnership sold 450 shares of Common Stock on the open market for $1.46 per share;

             (xxii)    On April 16, 2002, the limited partnership sold 1,000 shares of Common Stock on the open market for $1.47 per share;

             (xxiii)   On April 17, 2002, the limited partnership sold 1,475 shares of Common Stock on the open market for $1.45 per share;

             (xxiv)   On April 17, 2002, the limited partnership sold 500 shares of Common Stock on the open market for $1.46 per share;

             (xxv)    On April 18, 2002, the limited partnership sold 9,856 shares of Common Stock on the open market for $1.45 per share;

             (xxvi)   On April 18, 2002, the limited partnership sold 95 shares of Common Stock on the open market for $1.46 per share;

             (xxvii)  On April 18, 2002, the limited partnership sold 2,700 shares of Common Stock on the open market for $1.47 per share;

             (xxviii)  On April 19, 2002, the limited partnership sold 3,295 shares of Common Stock on the open market for $1.45 per share;

             (xxix)     On April 30, 2002, the Voting Trust Agreement to which the limited partnership was a party was terminated; and

             (xxx)      On May 1, 2002, in Miami, Florida, the limited partnership sold 1,500,000 shares of Common Stock to RLCF-I 1997 Limited Partnership for $1.40 per share and 1,500,000 shares of Common Stock to WRCF-I 1997 Limited Partnership for $1.40 per share pursuant to the terms of a Stock Purchase Agreement dated as of May 1, 2002 by and among the limited partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 4.

     (d)  Not applicable.

     (e)  Tafazzoli Family Limited Partnership ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on May 1, 2002.

CUSIP No. 89267P 10 5	Page 14 of 19

Information with respect to Farshid Tafazzoli:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Farshid Tafazzoli expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Farshid Tafazzoli is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002: See information above regarding transactions during the last 60 days by Tafazzoli Family Limited Partnership. In addition, on March 4, 2002, Farshid Tafazzoli transferred 16,000 shares of Common Stock to Farshid Tafazzoli, as custodian for Sophie Bella Tafazzoli.

     (d)  Not applicable.

     (e)  Farshid Tafazzoli ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on May 1, 2002.

Information with respect to zum Tobel Family Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, zum Tobel Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that zum Tobel Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002:

             (i)     On February 8, 2002, the limited partnership sold 800 shares of Common Stock on the open market for $1.50 per share;

             (ii)   On April 15, 2002, the limited partnership sold 66,900 shares of Common Stock on the open market for $1.45 per share;

             (iii)  On April 16, 2002, the limited partnership sold 70,450 shares of Common Stock on the open market for $1.45 per share;

             (iv)  On April 16, 2002, the limited partnership sold 450 shares of Common Stock on the open market for $1.46 per share;

CUSIP No. 89267P 10 5	Page 15 of 19

             (v)     On April 16, 2002, the limited partnership sold 1,000 shares of Common Stock on the open market for $1.47 per share;

             (vi)    On April 17, 2002, the limited partnership sold 1,475 shares of Common Stock on the open market for $1.45 per share;

             (vii)   On April 17, 2002, the limited partnership sold 500 shares of Common Stock on the open market for $1.46 per share;

             (viii)  On April 18, 2002, the limited partnership sold 9,856 shares of Common Stock on the open market for $1.45 per share;

             (ix)     On April 18, 2002, the limited partnership sold 95 shares of Common Stock on the open market for $1.46 per share;

             (x)     On April 18, 2002, the limited partnership sold 2,700 shares of Common Stock on the open market for $1.47 per share;

             (xi)    On April 19, 2002, the limited partnership sold 3,295 shares of Common Stock on the open market for $1.45 per share;

             (xii)   On April 30, 2002, the Voting Trust Agreement to which the limited partnership was a party was terminated; and

             (xiii)  On May 3, 2002, in Miami, Florida, the limited partnership sold 133,942 shares of Common Stock to Charles F. Wright for $1.45 per share pursuant to the terms of a Stock Purchase Agreement dated as of May 3, 2002 by and between the limited partnership and Charles F. Wright. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 5.

     (d)  Not applicable.

     (e)  zum Tobel Family Limited Partnership ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 30, 2002.

     Information with respect to E. Steven zum Tobel:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, E. Steven zum Tobel expressly declares that the filing of this Schedule 13D shall not be construed as an admission that E. Steven zum Tobel is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

CUSIP No. 89267P 10 5	Page 16 of 19

     (c)  Transactions during last 60 days through May 8, 2002: See information above regarding transactions during the last 60 days by zum Tobel Family Limited Partnership.

     (d)  Not applicable.

     (e)  E. Steven zum Tobel ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 30, 2002.

Information with respect to Derek J. Hernquist:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Derek J. Hernquist expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Derek J. Hernquist is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002:

          (i) On April 30, 2002, the Voting Trust Agreement to which Derek J. Hernquist was a party was terminated;

          (ii) On May 8, 2002, Derek J. Hernquist sold 10,000 shares of Common Stock on the open market for $1.35 per share;

          (iii) On May 8, 2002, Derek J. Hernquist sold 15,000 shares of Common Stock on the open market for $1.40 per share;

          (iv) On May 8, 2002, DJH Foundation, Derek J. Hernquist‘s private foundation, sold 9,000 shares of Common Stock on the open market for $1.35 per share;

          (v) On May 8, 2002, DJH Foundation sold 6,000 shares of Common Stock on the open market for $1.40 per share;

          (vi) On May 8, 2002, DJH Foundation sold 3,900 shares of Common Stock on the open market for $1.41 per share; and

          (vii) On May 8, 2002, DJH Foundation sold 6,100 shares of Common Stock on the open market for $1.50 per share.

     (d)  Not applicable.

     (e)  Derek J. Hernquist ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 30, 2002.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, which became effective at the effective time of the Merger, which was December 29, 2000 (the “Effective Time”), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time are subject to the terms of a voting trust. From and after the Effective Time, the former shareholders of Omega Research, Inc. (the “Omega Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which were required to be independent directors, were designated by the Omega Group. The former shareholders of onlinetrading.com corp. (the “Online Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which was required to be an independent director, were designated by the Online Group. With

CUSIP No. 89267P 10 5	Page 17 of 19

respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer was made, the voting trustee voted the shares owned by each shareholder who was a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares.

     The Voting Trust Agreement provided that the voting trust would dissolve upon the earliest of several possible dates, one of which was the date when the Issuer’s shareholders who were parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement executed a written instrument declaring the dissolution of the voting trust. On April 30, 2002, parties to the Voting Trust Agreement holding more than 67% of the shares then subject to the Voting Trust Agreement entered into a Termination Agreement dissolving and terminating the voting trust. A copy of such Termination Agreement is filed herewith as Exhibit 3.

     Tafazzoli Family Limited Partnership entered into a Stock Purchase Agreement with RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership effective as of May 1, 2002. Pursuant to the Stock Purchase Agreement, Tafazzoli Family Limited Partnership sold 1,500,000 shares of Common Stock to each of RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership for a purchase price of $1.40 per share. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 4.

     zum Tobel Family Limited Partnership entered into a Stock Purchase Agreement with Charles F. Wright effective as of May 3, 2002. Pursuant to the Stock Purchase Agreement, zum Tobel Family Limited Partnership sold 133,942 shares of Common Stock to Charles F. Wright for a purchase price of $1.45 per share. A copy of such Stock Purchase Agreement is filed herewith as Exhibit 5.

Item 7.      Material to be Filed as Exhibits.

     1.     Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.comcorp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     2.     Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

CUSIP No. 89267P 10 5	Page 18 of 19

     3.     Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (filed herewith).

     4.     Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership (filed herewith).

     5.     Stock Purchase Agreement dated as of May 3, 2002 by and between zum Tobel Family Limited Partnership and Charles F. Wright (filed herewith).

CUSIP No. 89267P 10 5	Page 19 of 19

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2002	/s/ Farshid Tafazzoli
(Date)	(Signature)

Farshid Tafazzoli, President of PMA Corp.,
the general partner of Tafazzoli Family
Limited Partnership

(Name and Title)

May 10, 2002	/s/ Farshid Tafazzoli
(Date)	(Signature)

Farshid Tafazzoli, individually

(Name and Title)

May 10, 2002	/s/ Steven zum Tobel
(Date)	(Signature)

E. Steven zum Tobel, President of zum Tobel Holdings, Inc., the general partner of zum Tobel Family Limited Partnership

(Name and Title)

May 10, 2002	/s/ Steven zum Tobel
(Date)	(Signature)

E. Steven zum Tobel, individually

(Name and Title)

May 10, 2002	/s/ Derek J. Hernquist
(Date)	(Signature)

Derek J. Hernquist, individually

(Name and Title)